Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

October 18, 2024

Via EDGAR CORRESPONDENCE

Alberto Zapata

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Active ETFs, Inc.
- AB International Buffer ETF
- AB Moderate Buffer ETF
Post-Effective Amendment No. 20
File Nos. 333-264818 and 811-23799

Dear Mr. Zapata:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the above-referenced post-effective amendment to the registration statement filed on August 5, 2024 (the “Post-Effective Amendment”), on Form N-1A for AB International Buffer ETF and AB Moderate Buffer ETF (each, a “Fund”), each a series of AB Active ETFs, Inc. (“Registrant”). You provided the Staff’s comments to me by telephone on September 23, 2024.

The Staff’s comments and our responses thereto on behalf of Registrant and the Funds are set forth below. The changes referenced in the responses will be reflected in a post-effective amendment filed pursuant to Rule 485(b).

AB International Buffer ETF

Comment 1:	Please clarify footnote (a) in the fee table. Footnote (a) states, the Adviser “will pay substantially all expenses of the Fund (including expenses of AB Active ETFs, Inc. relating to the Fund)…” Please confirm that the fees presented are net of the expenses covered by Adviser, and that the expenses of Registrant are just those tied to the Fund and not some other pro rata basis.

Response:	Registrant confirms that the fees presented are net of fund expenses. Registrant believes that the footnote disclosure clearly describes the structure of the Fund’s advisory fee and facilitates investor understanding of the unitary fee structure of the Fund.

Comment 2:	Consider describing the types of investors for whom the Fund is appropriate and for whom the Fund is not.

Response:	Registrant respectfully declines to modify the disclosures in response to this comment.

Comment 3:	The Principal Strategies section states that the Funds “does not pursue a ‘defined outcome’ strategy and the Hedge Period Buffer may not protect the Fund against losses.” Please add further disclosure clarifying that defined outcome funds are funds that seek to provide the return of an index or ETF up to a predetermined cap over a specified period. Explain that the Fund is actively managed and as a result may not protect against losses.

Response:	Registrant has revised the Prospectus in response to this comment.

Comment 4:	The Principal Strategies section states that the “Hedge Period Cap and the Hedge Period Buffer are determined without regard to any fees or expenses charged to the Fund, which will have the effect of reducing the Hedge Period Cap or the Hedge Period Buffer for a Hedge Period.” Please clarify the specific numbers for the cap and buffer for both before and after fees and expenses.

Response:	Registrant respectfully declines to modify the disclosures in response to this comment. Registrant maintains that the current disclosures are clear and believes that any difference in either the Hedge Period Cap or Hedge Period Buffer for each Fund before and after fees and expenses should be immaterial.

Comment 5:	With regard to the phrase, “price return of the Underlying ETF,” please add disclosure stating whether the performance excludes dividends and the effect on the upside performance.

Response:	Registrant has revised the Prospectus in response to this comment.

Comment 6:	Please add disclosure specifying whether the returns are based on the underlying ETF’s market price or NAV.

Response:	Registrant has revised the Prospectus in response to this comment.

Comment 7:	With respect to Buffered Loss Risk, please add disclosure indicating that declines in excess of the buffer could mean loss of an investor’s entire investment.

Response:	Registrant has revised the Prospectus in response to this comment.

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Comment 8:	Please delete the word “likely” in this sentence: “Investors acquiring shares of the Fund at different time periods will likely have different investment results based on the price of shares of the Underlying ETF and how the Hedge Period Buffer and Hedge Period Cap are applied.”

Response:	Registrant has revised the Prospectus in response to this comment.

Comment 9:	With respect to Hedge Period Risk, please consider breaking up the risk into sub-bullets to improve readability.

Response:	Registrant has revised the Prospectus in response to this comment.

Comment 10:	Please confirm supplementally that the Fund will be using a total return index as its primary benchmark and not a price return index, which could be used as a secondary index.

Response:	Registrant confirms that each Fund uses a total return index as its primary benchmark. The MSCI EAFE Index is the primary benchmark for AB International Buffer ETF. The S&P 500 Index is the primary benchmark for AB Moderate Buffer ETF. Registrant notes that, in accordance with the Tailored Shareholder Report requirements of Form N-1A, each benchmark is an appropriate broad-based securities market index that represents the overall market in which the Fund may invest.

AB Moderate Buffer ETF

Comment 11:	With respect to the Fund’s name, please explain supplementally why this is a “moderate buffer fund” relative to the International Buffer ETF given that the buffers appear to be the same.

Response:	Registrant believes that the use of “Moderate” in AB Moderate Buffer ETF’s name is consistent with the Fund’s principal investment strategies and with the plain English meaning of the term. Registrant further notes that the Fund seeks to provide protection against Underlying ETF share price declines of up to a 10% limit, which is moderate relative to the hedge period buffer for the AB Conservative Buffer ETF, which seeks to provide protection against Underlying ETF share price declines of up to a 15% limit.

Comment 12:	The comments above for AB International Buffer are also applicable to AB Moderate Buffer ETF.

Response:	Registrant acknowledges that it has received this comment and will make the changes noted above for both AB International Buffer ETF and AB Moderate Buffer ETF.

Comment 13:	Please provide supplementally more information regarding how the Adviser decides which instruments or investments to apply the ESG filter to.

Response:	Registrant has revised the Prospectus in response to this comment to remove the ESG Integration disclosures. Registrant notes that the Adviser does not apply ESG filters to the Funds.

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If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833 or Alexandra K. Alberstadt at (212) 574-1217.

Sincerely,

/s/ Lauren A. Clise
Lauren A. Clise

cc:	Stephen J. Laffey, Esq.
Paul M. Miller, Esq.
Alexandra K. Alberstadt, Esq.

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